Mail Stop 6010

	May 8, 2006


Dr. Michael Fonstein
Chief Executive Officer and President
Cleveland Biolabs, Inc.
11000 Cedar Avenue, Suite 290
Cleveland, Ohio 44106

Re:	Cleveland Biolabs, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
	Filed April 25, 2006
	File No. 333-131918

Dear Dr. Fonstein:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Business, page 31

Protectan CBLB502, page 33

1. We note your response to prior comment 34. Please tell us why you believe it is appropriate at this time to reference market opportunities outside of the United States, as you do in the fifth paragraph on page 44.

Principal Stockholders, page 56

2. We note your response and reissue prior comment 47, which seeks disclosure of the natural persons who beneficially own the shares held by The Cleveland Clinic Foundation and ChemBridge Corporation (i.e., natural persons who have voting or dispositive control over those shares), not disclosure of natural persons who are owners of record.


Financial Statements

General

3. Please update the audited financial statements when required by
Item 310(g) to Regulation S-B.

Note 2.  Summary of Significant Accounting Policies, page F-10

- I - Revenue recognition, page F-8

4. In your revised footnote, you state that you perform a "percentage of completion analysis to ensure that revenue is appropriately recognized." However, your policy states that revenue is recognized in one of two different ways (based on submission of costs and receipts of cash) depending on the nature of the grant. Please tell us how you use the "percentage of completion" calculation to assess the appropriateness of revenue.

Stock Split

5. Please revise to discuss your accounting for the 596 to 1 stock split. Please clarify whether the financial statements have been retro-actively adjusted for the stock split as required by SAB
Topic
4C.

Note 4. Stock transaction, page F-15

6. With respect to the penalty shares, it appears that your debit to
APIC, upon accrual, and the subsequent credit to APIC, upon issuance, almost nets out, with the difference being par value of common and preferred shares. Please tell us the basis for the accounting treatment of these penalty shares and the reason that they are not reflected as an expense.

7. In addition, we reference your response to our prior comment number 70. As previously requested, please tell us whether you will have any other obligations under the Rights Agreement after you become a public company. We do not see where this has been addressed in Note 4.

Undertakings, page II-5

8. Please provide the undertakings required by Item 512 (a)(4) and
(g)(2) of Regulation S-B.


*     *     *     *     *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at
(202) 551-3444 with any other questions.

Sincerely,


Perry Hindin
Special Counsel

cc (via fax):  Ram Padmanabhan, Esq. - Katten Muchin Rosenman LLP
Dr. Michael Fonstein
Cleveland Biolabs, Inc.
May 8, 2006
Page 1